Deborah Bielicke Eades
Shareholder
+1 312 609 7661
deades@vedderprice.com

May 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Attn: Chris Bellacio
100 F Street NE
Washington, DC 20549

Re:	E-Valuator Funds Trust (the “Trust”) Registration Statement on Form N-1A (File No. 333-248668)

Ladies and Gentlemen:

This letter responds to a comment of the staff in connection with Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). On behalf of the Trust, we confirm that no shares of the Funds will be sold to the public prior to the closing of the Reorganizations. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Registration Statement.

Very truly yours,

/s/ Deborah Bielicke Eades

Deborah Bielicke Eades
Shareholder

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

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